FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 15, 2002

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-(b) under the Securities Exchange Act of 1934.

Yes	No	X

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX TO EXHIBITS

Item
1.	Press release entitled, “ABN AMRO announces EUR 550 mln Dutch RMBS”, dated October 11, 2002

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-74436, 333-84044 and 333-81400.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: October 15, 2002	By: /s/ R.W.J. Groenink

Name: R.W.J. Groenink
Title: Chairman of the Managing Board

By: /s/ T. de Swaan

Name: T. de Swaan
Title: Member of the Managing Board

ABN AMRO BANK N.V.

Date: October 15, 2002	By: /s/ R.W.J. Groenink

Name: R.W.J. Groenink
Title: Chairman of the Managing Board

By: /s/ T. de Swaan

Name: T. de Swaan
Title: Member of the Managing Board

Item 1.

Amsterdam & London, 11 October 2002

ABN AMRO announces EUR 550 mln Dutch RMBS

ABN AMRO has started marketing a EUR 550 mln residential mortgage backed securitisation (RMBS) of its prime Dutch residential mortgage portfolio.

The transaction is structured via a special purpose vehicle Match I (2002-1), whose rated notes will be listed on Euronext Amsterdam. ABN AMRO and Deutsche Bank will act as joint book runners, Bear Stearns and Citigroup as co-lead managers.

ABN AMRO is one of the leading mortgage providers in The Netherlands and has previously issued three RMBS deals via its European Mortgage Securities (EMS) programme.

ABN AMRO is the largest foreign bank in the US* and its Mortgage Group based in Michigan is also a regular participant in the US RMBS market.

Match I (2002-1) will be presented to investors via a roadshow in Europe during the next week.

(*source: US Federal Reserve Board, October 2002)

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Press enquiries:
Amsterdam	+31 20 383 4483
London	+44 20 7678 8244

Investor Relations:	+31 20 628 3842

Note to Editors:

ABN AMRO is one of the world's largest banks with total assets of more than USD 620 billion and a presence in over 60 countries. Its activities are grouped into three strategic business units: Wholesale Clients, which provides integrated corporate and investment banking services to corporate, institutional and public sector clients worldwide; Consumer & Commercial Clients, which focuses on retail and SME clients in a number of core markets; and Private Clients & Asset Management, which focuses on private banking and fund management clients.